[redacted]

SE(14041690 SSION

ECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 2 3 2014
REGISTRATIONS BRANCH
19

DD 10/8/14

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-242230

8-24230

FACING PAGE

~~Information~~ Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 AND ENDING 12/31/2013
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gilford Securities Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 Third Avenue
(No. and Street)

New York NY 10017
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bonnie Sachs 212-888-7258
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company LLP
(Name – *if individual, state last, first, middle name*)

529 Fifth Avenue New York NY 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

XCertified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 10/27/14

OATH OR AFFIRMATION

I, Robert A Maley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gilford Securities Incorporated, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chief Executive Officer

Title

Notary Public

BONNIE J SACH
NOTARY PUBLIC STATE OF NEW YORK
NEW YORK COUNTY
LIC. #01SA5020353
COMM. EXP. 11/15/17

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GILFORD SECURITIES INCORPORATED AND SUBSIDIARIES
FOR THE YEAR ENDED DECEMBER 31, 2013

TABLE OF CONTENTS

CITRINCOOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Gilford Securities Incorporated and Subsidiaries

We have audited the accompanying consolidated statement of financial condition of Gilford Securities Incorporated and Subsidiaries (the "Company") as of December 31, 2013, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004 CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our qualified audit opinion.

Basis for Qualified Opinion

As more fully described in Note 1 to the consolidated financial statements, the Company's consolidated financial statements do not include the accounts of Turtle Bay Technology Fund LLC, an affiliate in which the Company holds majority voting rights. In our opinion, the Company's consolidated financial statements should include the accounts of Turtle Bay Technology Fund LLC to conform with accounting principles generally accepted in the United States of America. Quantification of the effects of this departure from generally accepted accounting principles on the consolidated financial position, results of operations, and cash flows of Gilford Securities Inc. and Subsidiaries is not practicable.

The Company received certain warrants in connection with investment banking activities which were valued at zero when received, and are valued at zero at December 31, 2013. We were unable to obtain sufficient appropriate audit evidence about the valuation of these securities.

Qualified Opinion

In our opinion, except for the effects of not consolidating Turtle Bay Technology Fund, LLC in the accompanying consolidated financial statements as explained in the first Basis for Qualified Opinion paragraph, and except for the possible effects of such adjustments, if any, as might have been determined to be necessary had the valuation of the warrants referred to in the second Basis for Qualified Opinion paragraph been susceptible to satisfactory audit tests, the consolidated financial statements referred to in the first paragraph present fairly, in all material respects, the consolidated financial position of Gilford Securities Incorporated and Subsidiaries as of December 31, 2013, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Correction of Error

As described in Note 3 to the financial statements, the Company held warrants to purchase shares of a publicly held company that were incorrectly valued at December 31, 2012. Accordingly, retained earnings as of January 1, 2013 has been restated to correct the error. Our opinion is not modified with respect to that matter.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The consolidated supplementary information contained in the schedules on pages 20 - 21 (the "supplementary schedules") is presented for purposes of additional analysis and is not a required part of the consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. The consolidated information in the supplementary schedules has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, except for the effects on the supplementary schedules of not consolidating Turtle Bay Technology Fund, LLC and the effects, if any, had the securities referred to above been susceptible to satisfactory audit tests, as discussed in the Basis for Qualified Opinion paragraphs above, the information is fairly stated in all material respects in relation to the consolidated financial statements as a whole.

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
April 18, 2014

GILFORD SECURITIES INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash and cash equivalents	$	163,243
Cash and cash equivalents held at clearing broker, net		1,893,274
Commission receivable		728,297
Accrued income		437,789
Securities owned, at fair value		637,647
Income taxes receivable		141,788
Other assets		320,672
Property and equipment, net		152,621
Security deposits		230,550
TOTAL ASSETS	$	4,705,881

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:		
Securities sold not yet purchased	$	8,320
Accrued expenses		1,365,775
Deferred tax Liability		113,527
Total Liabilities		1,487,622
Commitments and contingencies (Notes 5, 8 and 12)		
Shareholders' equity		
Common stock - $.005 par value, 50,000 shares authorized, 6,485 shares issued and outstanding		32
Additional paid-in-capital		2,833,241
Retained earnings		384,986
Shareholders' equity		3,218,259
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	4,705,881

See accompanying notes to consolidated financial statements.

GILFORD SECURITIES INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2013

Revenues:	
Commission income	$ 9,687,320
Investment banking and corporate finance fees	5,111,235
Net trading gain	1,279,148
Clearance credit	177,266
Other income	554,565
Total revenues	16,809,534
Expenses:	
Salaries and employee benefits	9,218,152
Professional fees	3,779,258
Other operating expenses	936,275
Occupancy costs	1,257,614
Communications	825,252
Insurance	561,584
Travel and entertainment	163,279
Clearance fees	355,400
Office expense	314,622
Depreciation and amortization	67,078
Floor Brokerage	110,916
Bad debt expense	60,000
Total expenses	17,649,430
Loss before benefit from taxes	(839,896)
Benefit from income taxes	247,865
NET LOSS	($592,031)

See accompanying notes to consolidated financial statements.

GILFORD SECURITIES INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

	Common stock		Additonal paid-in capital	Retained earnings	Total
	Shares	Amount			
Balance-beginning	6,820	$34	3,003,347	$405,795	$3,409,176
Prior period adjustment	-	-	-	574,336	574,336
Balance-restated	6,820	$34	3,003,347	980,131	3,983,512
Common stock purchased and retired	(335)	(2)	(170,106)	(3,114)	(173,222)
Net loss	-	-	-	(592,031)	(592,031)
BALANCE-ENDING	6,485	$32	$2,833,241	$384,986	$3,218,259

See accompanying notes to consolidated financial statements.

GILFORD SECURITIES INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2013

Cash flows from operating activities:	
Net loss	($592,031)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	67,078
Deferred tax credit	(269,363)
Changes in assets and liabilities:	
Cash and cash equivalents held at clearing broker, net	(378,310)
Commissions receivable	(333,057)
Securities owned	576,098
Accrued income	(66,018)
Income taxes receivable	689,505
Other assets	266,178
Security deposits	(350)
Accrued expenses	28,775
Securities sold not yet purchased	8,320
Net cash used in operating activities	(3,175)
Cash used in financing activities:	
Common stock repurchased and retired	(173,222)
Net decrease in cash and cash equivalents	(176,397)
Cash and cash equivalents - beginning	339,640
CASH AND CASH EQUIVALENTS - ENDING	$163,243

See accompanying notes to consolidated financial statements

NOTE 1. ORGANIZATION

Gilford Securities Incorporated ("Gilford") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Gilford was formed on September 24, 1979 under the laws of the State of New York. Gilford provides brokerage services to both institutional and individual investors and, as required by Rule 15c3-3, clears their securities transactions on a fully disclosed basis through a clearing broker-dealer. The clearing broker carries all of the customer accounts and maintains and preserves all related books and records. Gilford also conducts underwriting and corporate finance activities.

Gilford Financial Corp. is a registered investment advisor. Gilford Financial Corp. is wholly owned by Gilford.

Turtle Bay Management, LLC serves as the managing member of the Turtle Bay Technology Fund, LLC (the "Fund") and is wholly owned by Gilford. Turtle Bay Management, LLC is a Delaware Limited Liability Company.

On June 7, 2012, Gilford formed the Fund, a Delaware Limited Liability Company. The Fund was formed to make private investments in various early-stage, developmental-stage and later stage, private and public companies in the social media and technology industries. Gilford owns approximately 1% of the Fund and controls a majority of the voting interest.

In accordance with the provisions of Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 810 *Consolidation,* management will consolidate an entity when it determines it has a controlling interest in a company's voting rights. The accompanying consolidated financial statements do not include the accounts of the Fund. The effect of this departure from accounting principles generally accepted in the United States of America ("GAAP") on the consolidated financial position, results of operations, and cash flows has not been determined.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Gilford and its wholly-owned subsidiaries, Gilford Financial Corp., Gilford Insurance Agency Incorporated (an inactive entity) and Turtle Bay Management, LLC., (collectively the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in the consolidated statement of financial condition.

Marketable securities are stated at fair value as determined by quoted market prices. Securities not readily marketable are valued at fair value as estimated by management, as described in Note 14.

Fair Value Measurements

The Company follows the guidance in FASB ASC 820, *Fair Value Measurement*. Using that guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques, that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements (continued)

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Revenue Recognition

Commission revenues associated with transactions in securities are recorded on a trade-date basis. Investment banking revenues include fees arising from securities offerings in which the Company acts as an underwriter or agent, net of syndicate expenses, along with fees earned from providing financial advisory services. Investment banking fees are recognized at the time the transaction is consummated. Corporate finance revenues represent fees earned from private placement offerings. Corporate finance fees are recorded as revenue when the related service has been rendered and the client is contractually obligated to pay.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash on deposit, money market accounts, and investment grade commercial paper that are readily convertible into cash and purchased with maturities of three months or less.

Concentration of Credit Risk

The Company maintains its cash accounts at one commercial bank in amounts that at times may exceed the federal insurance limit.

Deferred Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Temporary differences relate primarily to provisions established for reserves for anticipated expenses and for depreciation and amortization for income tax purposes and not financial reporting purposes. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in deferred tax assets and liabilities. Valuation allowances are established, when necessary, to reduce the deferred tax assets to their estimated net realizable value.

Income Taxes

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment

Property and equipment are carried at cost. Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation, are eliminated from the accounts, and any resulting gain or loss is recognized. Depreciation is provided on a accelerated basis over the estimated useful lives of the assets, which range from five to seven years. For leasehold improvements, depreciation is provided over the shorter of the life of the asset or the term of the related lease.

Subsequent Events

The Company evaluates events occurring after the date of the consolidated financial statements for potential recognition or disclosure in its consolidated financial statements. Except as disclosed in Note 5, the Company did not identify any material subsequent events requiring adjustment to or disclosure in its consolidated financial statements.

NOTE 3. PRIOR PERIOD ADJUSTMENT

Retained earnings at the beginning of 2013 has been adjusted to correct an error for incorrectly valuing certain publicly traded warrants owned of publicly traded stock by the Company. The Company incorrectly stated the value of the warrants as zero instead of $957,226 at December 31, 2012. Accordingly,retained earnings was increased at January 1, 2013 by $574,336, which is net of income tax of $382, 890. Had the error not been made, net loss for 2012 would have been decreased by $464,282, net of income tax of $312,387.

NOTE 4. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2013:

Furniture and fixtures	$905,779
Leasehold improvements	237,259
	1,143,038
Less: accumulated depreciation	(990,417)
Property and equipment, net	$ 152,621

Depreciation and amortization expense for the year ended December 31, 2013, amounted to $67,078.

NOTE 5. CONTINGENCIES

The Company's business is in a highly regulated environment and, at times, is subject to various regulatory and legal proceedings arising during the ordinary course of operations. Management of the Company, after consultation with outside legal counsel, believes that the ultimate resolution of these matters will not have a material adverse effect on the Company's consolidated financial condition.

During January 2013, FINRA concluded a regulatory examination that took place in 2012. FINRA's examination staff has referred certain findings to FINRA senior employees for additional review and disposition. Without admitting or denying the findings, Gilford has agreed to settle this matter with FINRA. Gilford awaits approval of the settlement and believes that the provision that has been recorded for settlement is adequate

During March 2014, the Company received a Well's notification from FINRA stating that, based on a review of a research publication distributed to third parties, FINRA has made a preliminary determination that a research report contained an incorrect statement. As of April 17, 2014 no specific charges or claims relating to the matter have been made. Management believes that adequate provisions for the matter had been made in 2013, and that the resolution of the matter will not have a material impact on the Company's consolidated financial statements.

NOTE 6. INCOME TAXES

The following is a summary of the Company's income tax provision for the year ended December 31, 2013:

Current tax provision:	
Federal	$3,675
State and city	17,823
Total current	21,498
Deferred tax credit	
Federal	(218,983)
State and city	(50,380)
Total deferred	(269,363)
Net tax credit	$247,865

The above provision for income taxes differs from the amount calculated by applying the statutory federal rate to pretax income principally because of certain non-deductible expenses, and the appreciation of certain restricted securities and, state and local income taxes (net of the related federal tax benefit).

NOTE 6. INCOME TAXES (CONTINUED)

For New York State and New York City income tax purposes, the Company estimates that it has a net operating loss carryforward of approximately $2,000,000, which will expire in 2032 ($1,800,000) and 2033 ($200,000). The state and local net operating loss carryforward gives rise to a deferred tax asset of approximately $209,000. However, the Company has determined that a valuation allowance of $209,000 against such deferred tax asset is necessary, as the Company is uncertain that the carryforward will be utilized.

The Company files income tax returns in the U.S. federal jurisdiction and in various states and local jurisdictions. With few exceptions, Gilford is no longer subject to federal, state or local tax examinations by taxing authorities for years before 2010. The Fund is subject to tax examinations by taxing authorities since inception.

NOTE 7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2013, the Company had net capital of $1,467,745 which exceeds the Company's minimum net capital requirement of $250,000. The Company's percentage of aggregate indebtedness to net capital was 100.79% as of December 31, 2013.

NOTE 8. LEASE COMMITMENTS

The Company leases its main office and other sales offices under non-cancelable leases expiring through December 2018. At December 31, 2013, future minimum annual lease commitments under all operating leases are as follows:

Year ending December 31:	
2014	$ 934,803
2015	708,720
2016	378,776
2017	25,062
	$2,047,361

Rent expense amounted to $1,128,362 for the year ended December 31, 2013.
In addition to basic rent, the Company is obligated for the payment of escalation costs and additional costs as required under the terms of the leases.

NOTE 9. EMPLOYEE BENEFITS

The Company sponsors a 401(k) retirement plan for the benefit of participating employees. The plan covers all employees meeting certain eligibility requirements. The Company is under no obligation to make contributions to the plan. There was no charge to operations under the plan for the year ended December 31, 2013.

NOTE 10. CLEARING AGREEMENT AND REBATED FEES

The Company has a clearing agreement with a clearing broker under which clearing and other related services are provided to the Company. Pursuant to the agreement, the Company is entitled to certain rebates and other credits, as defined.

NOTE 11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

As a securities broker-dealer, Gilford is engaged in buying and selling securities for a diverse group of institutional and individual investors. Gilford's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. Gilford introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

Gilford's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair both the customers' ability to satisfy their obligations to Gilford and Gilford's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between Gilford and its clearing broker-dealer provides that Gilford is obligated to assume any exposure related to such non-performance by its customers.

Gilford seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker-dealer's internal guidelines. Gilford monitors its customer activity by reviewing information it receives from its clearing broker-dealer on a daily basis and by requiring customers to deposit additional collateral or reduce positions when necessary.

From time to time, Gilford will hold positions of securities sold but not yet purchased; therefore, it will be obligated to purchase such securities at a future date. The Company has recorded these obligations in the consolidated financial statements at December 31, 2013, at the fair values of the related securities and will incur a loss if the market value of the securities subsequently increases prior to Gilford "closing" its position. The value of securities sold short is collateralized by marketable securities and cash held by the clearing broker when and to the extent such an obligation exists.

NOTE 12. SHAREHOLDERS' EQUITY

Pursuant to the terms of a shareholder agreement, in the event of a shareholder's termination of employment with Gilford or the death of a shareholder, for a period of 60 days Gilford may redeem all or any part of the common shares owned by such shareholder. The amount to be paid is based on the shareholders' equity per share, as defined in the agreement. If Gilford decides not to elect to purchase the shares, then commencing on the earlier to occur of 105 days after (1) the employees' termination or (2) the date Gilford obtains actual notice of the death of a shareholder, for a period of 30 days the shareholder (or his or her representative) has the right, after notice to Gilford, to require Gilford to purchase such common shares based on a calculation of shareholders' equity per share, as defined in the agreement.

During 2013, Gilford purchased and retired 335 shares of common stock from shareholders for total consideration paid of $173,222.

NOTE 13. LOANS RECEIVABLE

"Other assets" in the accompanying consolidated statement of financial condition mainly consist of advances to employees and includes a loan receivable from a third party. Interest on the loans receivable range from zero to 6% per annum. Substantially all loans receivable mature within one year. Employee advances will be paid as commissions are earned by the employee. Certain loans receivable are collateralized.

NOTE 14. FAIR VALUE MEASUREMENTS

Assets and liabilities measured at fair value are based on one or more of three valuation techniques. The valuation techniques are as follows:

(a) *Market approach*. Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

(b) *Cost approach*. Amount that would be required to replace the service capacity of an asset (replacement cost); and

(c) *Income approach*. Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

NOTE 14. FAIR VALUE MEASUREMENTS (CONTINUED)

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2013:

		Level 1	Level 2	Level 3	Total	Valuation Technique
Securities owned						
	Money market funds included in cash and cash equivalents	$41,621	-	-	$41,621	(a)
	Equity securities owned At fair value	40,588	20,407	-	60,995	(a)
	Warrants of public companies			$283,817	283,817	(a)
	Other securities not readily marketable	-	-	161,086	161,086	(b)
Private equity fund:		-	-	90,128	90,128	(a)
Other warrants:						
	Securities recorded in connection with investment banking activities: Warrants of non-public companies	-	-	-	-	(a)
		$82,209	$20,407	$535,031	$637,647	
	Securities sold not yet purchased					
	Call options	$8,320	$-	$-	$8,320	(a)

The call options are held for trading purposes. The Company records all derivative contracts at fair value. For this reason, Gilford chose not to monitor its risk exposure to derivative contracts based on notional amounts; rather Gilford manages its risk exposure on a fair value basis. Aggregate market risk has been established, and market risk measures are routinely monitored against these limits. Gilford believes that the notional amounts of the options contracts generally overstate its exposure. Gilford has sold 10 call contracts at $75 per share. The options expire during June 2014 and have a notional value of $63,650.

NOTE 14. FAIR VALUE MEASUREMENTS (CONTINUED)

Money market funds, certain equity securities owned and calls sold but not yet purchased are included in Level 1 as they are valued at quoted market prices. Level 2 equity securities are also valued at the latest quoted market prices but are treated as Level 2 due to their limited market activity. Warrants, other securities not readily marketable, and the private equity fund classified as Level 3 securities because the Company relies on unobservable inputs to determine fair value. During the year ended December 31, 2013, there were no transfers between levels of the fair value hierarchy.

The following table presents a reconciliation of beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3) for the year ended December 31, 2013:

	Total	Medical Technology Sector	Legal Services Sector	Communications Technology Sector	Various Warrants
Balance -beginning	$1,118,312	$61,086	$100,000	-	$957,226
Realized/Unrealized gains	1,230,495	-	-	$90,128	1,140,367
Warrants exercised	80,000	-	-	-	80,000
Sales	(1,893,776)	-	-	-	(1,893,776)
Balance- ending	$535,031	$61,086	$100,000	$90,128	$283,817
Change in unrealized gains (losses) for investments still held at December 31, 2013	$283,817	-	-	-	$ 283,817

The following disclosures are provided regarding the Company's investment in the Fund:

	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Private equity fund	$90,128	None	No redemption privilege (a)	Not applicable

(a) Liquidation of the private equity fund is at the option of the management of the Fund and the management of the underlying investment.

NOTE 14. FAIR VALUE MEASUREMENTS (CONTINUED)

The following summarizes certain quantitative information about the Level 3 fair value measurements.

Investment in medical technology company:	
Fair value at December 31, 2013	$61,086
Valuation technique	Principal amount (which approximates fair value)
Unobservable input	Price at time of purchase
Investment in legal services company:	
Fair value at December 31, 2013	$100,000
Valuation technique	Cost (which approximates fair value)
Unobservable input	Price at time of purchase
Warrants of public companies	
Fair value at December 31, 2013	$283,817
Valuation technique	Black Scholes formula
Unobservable input	Stock exercise prices
Range of inputs	Volatility percentages ranging from 40-100% Weighted average volatility 57.33%
Private equity fund Communications Technology:	
Fair value at December 31, 2013	$90,128
Valuation technique	Fair value of restricted shares of the underlying investment
Unobservable input	Prices from recent transactions
Range of inputs	30% discount applied to the interest in restricted shares

Other warrants:

Warrants received in connection with investment banking activities at the time of receipt are valued at zero based on management's assessment of fair value. These securities either trade in inactive markets, or in the case of privately-held entities, generally don't trade. Management utilizes valuation techniques that are dependent on unobservable inputs that are significant to the fair value measurement. Periodically, and at reporting dates, management reviews these valuations to determine if such valuations have changed. At December 31 2013 these investments are valued at zero.

GILFORD SECURITIES INCORPORATED AND SUBSIDIARIES
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

Net Capital:	
Shareholder's equity	$3,218,259
Add deferred tax liability related to appreciated warrants	113,527
	3,331,786
Non-allowable assets:	
Property and equipment, net	152,621
Not readily marketable securities	555,438
Security deposits	230,550
Accrued income	437,789
Income taxes receivable	141,788
Other assets	320,672
Total non-allowable assets	1,838,858
Net capital before haircuts on securities positions	1,492,928
Haircuts on securities positions	25,183
NET CAPITAL	1,467,745
Minimum net capital	250,000
Excess net capital	$1,217,745
Net capital less the greater of 10% of aggregate indebtedness ("AI") or 120% of the statutory minimum net capital required	$1,167,745
Computation of minimum net capital:	
Total AI from consolidated statement of financial condition	$1,479,302
One-fifteenth of AI	$98,620
Minimum net capital	$250,000
Minimum net capital, the greater of one-fifteenth AI or the statutory minimum	$250,000
Percentage of AI to net capital	100.79%
Reconciliation of net capital:	
Net capital as reported in the Company's unaudited Focus Form X-17A-5	$1,617,802
Other	(8,319)
Audit adjustment on accrued expenses	(141,738)
NET CAPITAL	$1,467,745

See independent auditor's report

GILFORD SECURITIES INCORPORATED AND SUBSIDIARIES
OTHER INFORMATION
DECEMBER 31, 2013

Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the SEC:
The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3. All customer securities transactions are cleared through another broker-dealer on a fully disclosed basis.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the SEC:
The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2013.

See independent auditor's report

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Gilford Securities Incorporated and Subsidiaries

In planning and performing our audit of the consolidated financial statements of Gilford Securities Incorporated and Subsidiaries (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of consolidated financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's consolidated financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in control activities for safeguarding securities that we consider to be material weaknesses, as defined previously. However, we identified the following deficiency in internal control over financial reporting that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing and extent of the procedures performed in our audit of the consolidated financial statements of Gilford Securities Incorporated and Subsidiaries as of and for the year ended December 31, 2013, and this does not affect our report thereon dated April 18, 2014.

The consolidated financial statements of Gilford Securities Incorporated and Subsidiaries required material adjustments, one of which effected a prior period, which were detected and were recorded, as a result of our audit procedures. Further, the Company created two entities, one of which is a wholly owned subsidiary (the "subsidiary") of the Company, and another (the "affiliate") that the Company holds the majority voting rights. The Company did not properly apply accounting principles generally accepted in the United States of America relating to consolidation of the entities and the development of accounting information needed in order to consolidate the subsidiary or the affiliate in the current or the previous year.

We also identified the following deficiency in internal control that we consider to be a significant deficiency, as defined above, and communicated it in writing to management on April 18, 2014:

Net capital, as calculated on March 31, 2013, did not include a deduction for undue concentration.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were not adequate at December 31, 2013, to meet the SEC's objectives. Issues relating to the consolidation of one subsidiary and an affiliate and other matters as described above did not occur on a timely basis. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the consolidated financial statements as of and for the year ended December 31, 2013, and this report does not affect our report thereon dated April 18, 2014.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
April 18, 2014

CITRINCOOPERMAN

Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Gilford Securities Incorporated and Subsidiaries

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by Gilford Securities Incorporated and Subsidiaries (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting a difference due to audit adjustments of $681,739.
3. Compared any adjustments reported on Form SIPC-7 to supporting information. We performed these procedures;
   a) We compared the deduction for revenues from the distribution of shares of a registered open end investment company to the amounts reported on the quarterly FOCUS reports, noting no differences.
   b) We compared the deduction for commissions, floor brokerage and clearance paid to other SIPC members to the account balances on the general ledger and noted a difference of $25.
   c) We compared the amount for the deduction for net gain from securities in investment accounts to the general ledger account balances. We noted a difference of $676,900. Audit adjustments account for $681,739 of this difference. There is a remaining difference of $4,819.

d) We compared the adjustment for commissions and markups earned from transactions in certificates of deposits, Treasury bills and other defined revenues to a report from the clearing broker, noting no differences.

e) Lastly, we compared the adjustment for 40% of margin interest earned, as defined, to the general ledger account that reports such income, noting no differences.

4. Proved the arithmetic accuracy of the calculations reflected in Form SIPC-7, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
April 18, 2014

ASSESSMENT AND PAYMENTS (FORM SIPC-7)
FOR THE YEAR ENDED DECEMBER 31, 2013

SIPC-7 – General assessment	$35,179
Less amounts paid:	
July 2013	15,687
August 2013	25
Amount due with Form SIPC-7	$19,467

SIPC Collection Agent: Securities Investor Protection Corporation

See independent accountant's report on applying agreed-upon procedures related to an entity's SIPC assessment reconciliation.